Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

May 21, 2010

Via EDGAR

Mr. John Hartz
Senior Assistant Chief Accountant
United States
Securities and Exchange Commission
Washington, D.C.  20549-4631

RE:         Mueller Industries, Inc.
Form 10-K for the Fiscal Year Ended December 26, 2009
Definitive Proxy Statement on Schedule 14A Filed March 24, 2010
File No. 001-06770

Dear Mr. Hartz

We have reviewed your letter dated May 10, 2010.  Following are the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff’s comment letter:

Form 10-K for the Fiscal Year Ended December 26, 2009

Item 1.  Business, page 3

1.
We note your disclosure under Note 15 (Industry Segments) to the consolidated financial statements on page F-43.  In future filings, please name the customer that has accounted for 10 percent or more of your consolidated revenues to the extent that the loss of this customer would have a material adverse effect on your business.  See Item 101(c)(1)(vii) of Regulation S-K.

Company response:

Your comment is noted and in future filings, we will disclose the name of any significant customer that has accounted for 10 percent or more of the Company’s consolidated revenues to the extent that the loss of any such customer would have a material adverse effect on the Company’s business.

Item 3. Legal Proceedings, page 14
Canadian Dumping and Countervail Investigation, page 15

2.
You stated in your disclosure that “the Company does not anticipate any material adverse effect on its financial condition as a result of the antidumping case in Canada.”  Please address for us supplementally and revise future filings to include your assessment of the materiality as it relates to your results of operations and cash flows.

Company response:

The Company does not anticipate any material adverse effect on its financial condition, results of operations or cash flows as a result of the antidumping case in Canada.  The Company will revise its future filings to include this disclosure.

Item 9A.  Controls and Procedures, page 21
Management’s Report on Internal Control over Financial Reporting, page 21

3.
We note your description of the definition of internal control over financial reporting.  The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules.  Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise your disclosure accordingly in future filings.  Alternatively, you may simply state, if true, that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Company response:

We confirm management’s evaluation and conclusion that internal control over financial reporting was effective as of December 26, 2009 was based on the full definition of internal control over financial reporting including the policies and procedures identified in subparts (1), (2), and (3) of Rule 13a-15(f).  In future filings, we will revise our definition of internal control over financial reporting.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 25

4.	In future filings, please provide the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K with respect to the number of securities remaining available for future issuance.

Company response:

Your comment is noted and in future filings, we will include the footnote disclosure required by Instruction 6 to Item 201(d) of Regulation S-K.

Item 15.  Exhibits, Financial Statement Schedules, page 26

5.
It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated December 1, 2006.  Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein.  See Item 601(b)(10) of Regulation S-K.

Company response:

As requested, we will file the Credit Agreement including all schedules and exhibits with our next Exchange Act report.

Consolidated Financial Statements, page F-1

Results of Operations, page F-3

6.
In future filings, please quantify the reasons for the significant fluctuations in your costs of goods sold and selling, general, and administrative expenses from year-to-year.  The analysis of your costs of goods sold should be disclosed on both a consolidated and segmental basis.  Please also consider quantifying costs of goods sold as a percentage of net sales, and including the discussion regarding copper price fluctuations, which you have provided on page F-7, in your discussion of the changes to costs of goods sold between periods.  See Section 501.04 of the Codification of Financial Reporting Policies for guidance.  Please supplementally provide us with a draft of your future disclosure.

Company response:

Your comment is noted and in future filings, where needed, we will enhance the disclosure regarding the reasons for significant fluctuations in line items from year-to-year on a consolidated and on a segment basis.  Regarding the disclosure of material changes in cost of goods sold, the reasons for those changes are related to the changes in net sales for the majority of our businesses in both segments.  The guidance in Section 501.04 of the Codification of Financial Reporting Policies states that “repetition and line-by-line analysis is not required or generally appropriate when the causes for changes in one line item also relate to other line items.”  The material drivers for the changes in cost of goods sold are the same as those for net sales.  The decreases in both line items were driven by reduced shipment volumes and decreased average cost of raw materials, primarily copper.  In our opinion, we have stated this in our disclosure surrounding the changes in net sales and the changes in cost of goods sold on pages F-3 and F-5.  We also included the discussion of the Comex average copper prices in each period in the net sales discussion.  Additionally, in each of our segment discussions, we quantified material changes in net sales by disclosing the dollar amount of the impact of reduced net selling prices (which are directly affected by the cost of raw material) and the impact of reduced shipment volumes in core products for each segment.  We believe reporting these same disclosures in our discussion of changes in cost of goods sold is unnecessary.  Other material adjustments to cost of goods sold that are not directly related to changes in net sales, such as LIFO liquidations and lower of cost or market adjustments, are also quantified and disclosed when applicable.

We carefully considered your suggestion to quantify cost of goods sold as a percentage of net sales and compare that percentage to the previous period.  We believe that such disclosure is not meaningful for the following reasons.  The majority of our cost of goods sold is the cost of copper as noted above.  Since the Company aims to pass along the cost of copper to customers, increases or decreases in cost are reflected in the net selling price.  The percentage of cost of goods sold to net sales is skewed as the cost of copper increases or decreases, even when the “spread” (net selling price less raw material cost) remains unchanged.  For example, in one year the cost of copper could be $1.00 per pound and the product net sales price could be $1.30 per pound, for a cost of goods sold/net sales percentage of 77 percent.  In the next year, the cost of copper could be $3.00 per pound and the product net sales price could be $3.30 per pound for a cost of goods sold/net sales percentage of 91 percent.  In this example, although the spread per pound remained the same, the cost of goods sold as a percentage of sales significantly increased.

Regarding the disclosure of changes in selling, general, and administrative expenses, pursuant to your request, we are supplementally providing a draft of our future disclosure of the results of operations.  The following disclosure contains excerpts of our previous disclosure regarding material fluctuations in selling, general, and administrative expenses with additional disclosures of amounts.

DRAFT DISCLOSURE

Selling, general, and administrative expense decreased to $116.7 million in 2009; this $20.2 million decrease was primarily due to reduced employment costs resulting from headcount reductions and decreased incentive compensation of approximately $12.0 million and lower sales and distribution expenses of $5.1 million associated with lower shipment volume.

Plumbing & Refrigeration Segment:

Selling, general, and administrative expense decreased from $89.3 million in 2008 to $74.4 million in 2009.  The decrease is primarily due to decreased sales and distribution expenses of approximately $4.7 million resulting from lower sales volume, and decreased employment costs (including incentive compensation) of approximately $7.4 million.

OEM Segment:

Selling, general, and administrative expense was $20.5 million in 2009 compared with $23.6 million in 2008.  The decrease is primarily due to lower bad debt expense of $2.2 million, and decreased employment costs of $1.7 million associated with headcount reductions.

7.	With a view toward future disclosure, please identify the reporting units that were impaired, the reason for the impairments and management’s plan with respect to the impaired reporting units.

Company response:

In the future, the Company’s disclosure for impairments will be revised to include additional information.  An example of this disclosure is as follows:  During 2009, the Company incurred impairment charges of $29.8 million.  In the Plumbing and Refrigeration segment, the Company recognized goodwill impairment at Mueller Primaflow, the Company’s import distribution business located in the U.K.  In the OEM segment, the Company recognized goodwill impairment at the following reporting units: (i) Impacts & Micro Gauge, (ii) Gas Products, and (iii) Mueller-Xingrong.  The impairment charges resulted from diminished operating results and cash flows due to weak demand and economic conditions of the markets in which the business units participate.

The Company continues to evaluate its strategy regarding reporting units that have incurred goodwill impairment charges.  Any change that results in intent to divest a material business unit would be disclosed at that time as required by the relevant disclosure requirements.

8.
In the last paragraph of the section “2009 Performance Compared with 2008” you discuss the change in employment levels.  In future filings, please consider including this information where you discuss fluctuations to selling, general and administrative due to changes in employee compensation expense.

Company response:

Your comment is noted and in future filings we will consider inclusion of the changes in employment levels in the same section where we discuss fluctuations in employment costs within selling, general, and administrative expense.

Consolidated Statements of Cash Flows, page F-14

9.	In future filings, ensure your statements of cash flows begin with “consolidated net income” as required by FASB ASC 230-10-45.

Company response:

Your comment is noted and in future filings, we will begin our cash flow statements with “consolidated net income.”

Liquidity and Capital Resources, page F-6

10.
In future filings, please disclose the reasons for the changes in working capital from period-to-period, including discussing the primary reasons for material fluctuations in trade accounts receivable, inventories and current liabilities, as applicable.  See Section 501.13.b.1 of the Codification of Financial Reporting Policies for guidance.

Company response:

Your comment is noted and in future filings, we will expand the disclosure of the primary reasons for the fluctuations in the components of working capital from period-to-period.

11.
Please revise future filings to include a specific and comprehensive discussion of the terms of your 6% subordinated debentures, the 2001 Series IRB’s, and the Mueller-Xingrong line of credit.  To the extent that it becomes reasonably likely that you may not meet the covenants contained in your financing obligations, please also present, for your material financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such a presentation will allow investors to more easily understand your current ability to meet and to continue to meet your financial covenants.  Refer to Sections 501.13.b.2 and 501.13.c. of the Codification of Financial Reporting Policies for guidance.

Company response:

Your comment is noted.  We supplementally advise the staff that the 6% Subordinated Debentures and the Series 2001 IRB’s do not contain any covenants which require satisfaction of financial ratios.  The Mueller-Xingrong line of credit facility contains one financial covenant – maintenance by Mueller-Xingrong of minimum tangible net worth of a certain amount in accordance with local GAAP – which it exceeded by approximately 109 percent.

We advise the staff that we believe the Company maintains a conservative financial position.  At December 26, 2009, it had a current ratio of 4.4 to 1, debt to total capitalization of less than 20 percent, and available cash of $346.0 million versus total debt of only $182.6 million.  We believe the existence of these conditions significantly diminishes the importance of loan covenant sensitivity disclosure, because the Company could extinguish all these debt obligations with available cash on hand without significant disruption to its business.

In future filings, to the extent that it becomes reasonably likely that the Company may not meet the covenants contained in our financing obligations, we will enhance disclosure to present actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.

12.	Please revise future filings to discuss the impact of environmental costs on the company’s use of cash in current and future periods.

Company response:

Your comment is noted and in future filings, we will include a discussion of the impact of environmental costs on the Company’s use of cash in current and future periods within the liquidity and capital resources section.

Critical Accounting Policies and Estimates, page F-9
Goodwill page F-10

13.
To the extent that any of the reporting units within your plumbing and refrigeration segment have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please revise future filings to provide the following disclosures for each reporting unit:

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
•	The amount of goodwill allocated to the reporting unit.
•	A description of the assumptions that drive the estimated fair value.

•
A discussion of any uncertainties associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for your reporting units, please disclose that determination in future filings.  Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Codification of Financial Reporting Policies for guidance.

Company response:

After the write-offs in 2009, the Plumbing & Refrigeration segment has one reporting unit with goodwill.  As determined during the annual impairment test, performed as of the first day of the fourth quarter of 2009, the estimated fair value of this reporting unit substantially exceeds its carrying value.  The determination that the estimated fair value substantially exceeds the carrying value will be disclosed in future filings as appropriate.

Environmental Reserves, page F-l0

14.
We note that you classify your environmental expenses on the basis of whether they relate to operating or non-operating properties.  In future filings, please identify your non-operating properties and disclose your basis for this classification.  Additionally, please confirm to us, on a supplemental basis, that your non-operating properties still only relate to those properties transferred to you as part of a court-order bankruptcy reorganization in 1990.  Otherwise, provide us detailed information for any additional proprieties you have identified as non-operating and provide us with a comprehensive analysis of how you concluded such properties were non-operating.

Company response:

In future filings, we will identify the non-operating properties with significant environmental reserves, and the rationale for classification as non-operating.  In addition, we confirm that non-operating properties are properties transferred as part of a court-ordered bankruptcy reorganization in 1990, plus the southeast Kansas sites described in Note 10 – Commitments and Contingencies.  The Kansas Department of Health and Environment (KDHE) asserts that the Company is a successor to an entity that is alleged to have owned and operated these sites from 1915 to 1918.  The Company, post-reorganization, has no connection with these properties other than the KDHE assertion and as such, considers costs directly related to these properties as non-operating.

Note 1 – Summary of Significant Accounting Policies, page F-17
Revenue Recognition. page F-17

15.
Your policy states that, “revenue is recognized when title passes to the customer either when products are shipped; provided collection is determined to be probable and no significant obligations remain for the Company, or upon the terms of the sale.”  Please supplementally explain what is meant by the phrase “upon the terms of the sale” and to the extent material, please revise future filings to clarify.

Company response:

The phrase “upon the terms of the sale” is referring to shipping terms associated with the respective sale.  The Company recognizes revenue when title and risk of loss is transferred to the customer.  Future filings will be revised to specify the terms (e.g. shipping terms) that trigger revenue recognition.

Note 10 – Commitments and Contingencies, page F-34
Health and Safety Matters, page F-36

16.
You stated in your disclosure that “the Company does not anticipate any material adverse effect on its financial condition as a result of the OSHA matters.”  Please address for us supplementally and revise future filings to include your assessment of the materiality as it relates to your results of operations and cash flows.

Company response:

The Company does not anticipate any material adverse effect on its financial condition, results of operations or cash flows as a result of the OSHA matters.  The Company will revise its future filings to include this disclosure.

Employment Litigation, page F-37

17.
With respect to the employment litigation matter, you stated that “the Company does not anticipate any material adverse effect on its business or financial condition as a result of this litigation.”  With a view towards future disclosure, please provide us with your assessment as to the probability (remote, reasonably possible, probable) of material losses related to this matter, as of the date of your response.  Additionally, please tell us and revise future filings to disclose the impact of this litigation on your results of operations.

Company response:

The Company does not anticipate any material adverse effect on its financial condition or results of operations as a result of this employment litigation matter.  The Company will revise its future filings to include this disclosure.  The Company advises the staff that, as of the date hereof, it believes that the probability of material losses resulting to the Company due to this matter is remote.

Definitive Proxy Statement on Schedule 14A filed March 24, 2010

Meetings and Committees of the Board of Directors, page 10

18.
With a view toward disclosure in future filings, please explain to us the reasons you determined that your leadership structure (i.e., separating the roles of chairman and chief executive officer) is appropriate given your specific characteristics or circumstances. In addition, please describe the services your chairman provides and the role he performs in his position as an employee with the company.  In this regard, we note that you entered into an employment agreement with Mr. Karp.  Further, in light of this employment arrangement, please state whether you have a lead independent director and, if so, describe the specific role the lead independent director performs in the leadership structure of the board.  See Item 407(h) of Regulation S-K.

Company response:

The Company believes that its current leadership structure (i.e., separating the roles of chairman and chief executive officer) is appropriate because it allows the chief executive officer to focus on the day-to-day management of the Company, while the chairman focuses on strategic business initiatives.  Because of the demands of each position, the Company believes separating these roles enhances the ability of each to discharge his duties and fosters more accountability.  The chairman’s extensive knowledge and experience regarding the Company, combined with the perspective that comes from a separation from day-to-day affairs, makes him well-suited to assist with the execution of strategy and business plans and to provide leadership to the board of directors in its various responsibilities.

The services that the chairman provides the Company include, among others, (i) setting strategic direction, (ii) providing advice and counsel to management including the CEO, CFO, and General Counsel, (iii) participating in management meetings, (iv) meeting with major customers, (v) meeting with management and principals of businesses subject to possible business combinations, (vi) monitoring financial and legal matters, and (vii) overseeing and coordinating activities of the board of directors.

The Company does not currently have a lead independent director.

Nominating and Corporate Governance Committee, page 15

19.
In future filings, please disclose how the nominating committee assesses the effectiveness of its policy with regard to the consideration of diversity in identifying director nominees.  Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Company response:

Your comment is noted and in future filings, beginning with the Company’s Definitive Proxy Statement on Schedule 14A for the Company’s 2011 Annual Meeting of Stockholders (the “2011 Proxy Statement”), the Company will disclose how its nominating committee assesses the effectiveness of its policy with regard to the consideration of diversity in identifying director nominees.

Compensation Discussion and Analysis, page 20

20.
We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Company response:

In establishing compensation programs for the Company's executive officers and non-executive employees, the Compensation Committee and senior management of the Company, respectively, consider the potential effect(s) of such programs on the Company, as well as whether such programs create appropriate incentives.  The only component of employee compensation that might pose a risk of having an adverse effect is our Annual Incentive Plan, which covers our named executive officers, except for the chairman, and certain non-executive employees.  Our Annual Incentive Plan is designed to incentivize our employees to achieve short-term financial performance objectives, and ties a portion of an employee's compensation to the achievement of such objectives.  While the program encourages risk taking on the part of the Company’s employees in their efforts to achieve these objectives, the Company believes that the risk is well managed and the level of risk is acceptable.  Moreover, certain senior management members have a substantial portion of their compensation in the form of equity awards that are long-term in nature.  We believe this counter balances any motivation to unduly favor excessive short-term risk taking.  We also believe that the applicable performance objectives create appropriate incentives for our employees from year-to-year.  Risk is further reduced by the fact that the program is discretionary; any known excessive risk taking could result in a reduction or elimination of the annual bonus payment.  Certain senior managers did not receive bonuses pursuant to the plan, as the Company’s performance was substantially impacted by the economic recession.

For these reasons we believe that our compensation policies and practices are not likely to have a material adverse effect on the Company.

Determination of Compensation, page 20

21.
We note that in determining levels of compensation, you consider each named executive officer’s performance relative to his specific management responsibilities as well as his contribution as a member of the executive management team.  In future filings, please describe the elements of individual performance and contribution that you take into account when subjectively determining each named executive officer’s compensation amounts.  See Item 402(b)(2)(vii) of Regulation S-K.

Company response:

Your comment is noted and in future filings, beginning with the Company’s 2011 Proxy Statement, the Company will describe the elements of individual performance and contribution that are taken into account when subjectively determining each named executive officer’s compensation amounts.

Elements of Compensation, page 21

22.
We note that you granted restricted stock in 2009 with two different vesting schedules.  In future filings, please clarify whether you assign two vesting schedules to each award or rather amongst the awards and explain your rationale for doing so.  See Item 402(b)(1)(ii) and (iv) of Regulation S-K.

Company response:

Your comment is noted and in future filings, beginning with the Company’s 2011 Proxy Statement, the Company will explain how it assigns the different vesting schedules for restricted stock awards and its rationale for doing so.

Timing of Option Grants, page 25

23.
In future filings, please discuss the timing of equity awards as it relates to the release of material non-public information.  Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure regarding option timing.

Company response:

Your comment is noted and in future filings, beginning with the Company’s 2011 Proxy Statement, the Company will discuss its policies regarding the timing of equity award grants.

2009 Grants of Plan Based Awards Table, page 30

24.	In future filings, please disclose each award on a separate line in your grants of plan-based awards table. See Instruction 1 to Item 402(d).

Company response:

Your comment is noted and in future filings, beginning with the Company’s 2011 Proxy Statement, the Company will disclose each award on a separate line in the grants of plan-based awards table.

Potential Payments Under Employment and Consulting Agreements as of the End of 2009, page 37

25.	In future filing, please include total columns in your table of potential severance payments reflecting the overall potential compensation to be paid under each scenario.

Company response:

Your comment is noted and in future filings, beginning with the Company’s 2011 Proxy Statement, the Company will include total columns in its table of potential severance payments reflecting the overall potential compensation to be paid under each scenario.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional information, you may contact me by telephone at (901)753-3208 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Kent A. McKee
Kent A. McKee
Executive Vice President and
Chief Financial Officer